UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1299124

DIVISION OF
MARKET REGULATION

04039205

Act 34
Section 17
Rule 17a-5
Public Availability 5-20-04

May 6, 2004

Stephanie G. Senzer, Esq.
Lehman & Eilen, LLP
Suite 505
50 Charles Lindbergh Boulevard
Uniondale, NY 11553-3612

Re: Request for Form X-17A-5 Filing Extension

Dear Ms. Senzer:

We have received your letters, dated April 13 and May 4, 2004, in which you request on behalf of Balis Lewittes & Coleman, Inc. ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm terminated its membership with the National Association of Securities Dealers as of April 13, 2004. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm was required to file a Final FOCUS by April 15, 2004. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member. In addition, you have stated that the firm's comptroller has recently resigned requiring the firm to hire a replacement to assist with the preparation of the final focus.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by June 1, 2004.

Please note, however, that Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no-action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD

LEHMAN & EILEN
LLP
ATTORNEYS AT LAW
SUITE 505
50 CHARLES LINDBERGH BOULEVARD
UNIONDALE, NEW YORK 11553-3612
www.lehmaneilen.com
TEL: (516) 222-0888
FAX: (516) 222-0948

BOB E. LEHMAN
HOWARD S. EILEN
HANK GRACIN

WRITER'S E-MAIL ADDRESS:

PHILIP H. BECKER
COUNSEL

SCOTT D. STECHMAN
STEVEN J. PAPPAS
STEPHANIE G. SENZER
CARA A. BAUGH

ssenzer@lehmaneilen.com

April 13, 2004

BY FACSIMILE AND OVERNIGHT MAIL

Thomas McGowan, Esq.
Assistant Director
Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street
Washington DC 20549

Re: ***Balis Lewittes & Coleman, Inc.***

Dear Mr. McGowan:

This office represents Balis Lewittes & Coleman, Inc. ("BLC" or the "Firm"), a registered broker-dealer that, effective at the close of business on April 13, 2004, is withdrawing as a member organization of the National Association of Securities Dealers ("NASD") and terminating all of its other broker-dealer registrations and memberships. The Firm will also be terminating its federal registration as an investment adviser as of this date. We are writing to request an extension of the time within which BLC would be required to file the information required by Rule 17a-5(b)(1) of the Securities Exchange Act of 1934, until BLC files its FOCUS Report for the period ending April 30, 2004. As of February 29, 2004, the Firm's net capital was $315,018.00. Please note that the BLC's fiscal year end is March 31 and that the Firm is currently undergoing its annual audit.

BLC has operated as a full-service general securities broker-dealer and as a correspondent of Bear, Stearns Securities Corp. which had cleared and carried the accounts of BLC and its customers, on a fully-disclosed basis. As noted above, BLC has also been registered with the

Commission as an investment adviser. As we discuss below, the Firm has decided to terminate its registrations and memberships as a broker-dealer and investment adviser. The Firm intends to file notice on or about April 13, 2004 with all appropriate regulatory authorities that it is withdrawing its broker-dealer and investment adviser registrations.

As of the close of business on April 13, 2004 BLC has transferred all of its accounts to UBS Financial Services, Inc. ("UBS"). All of BLC's principals (with the exception of Charles Balis who is now dually-registered with BLC and UBS) and registered associated persons are likewise in the process of transferring their registrations to UBS. Effective as of the close of business on April 13, 2004, BLC does not maintain any proprietary or customer accounts and, as of the date of this letter, has no outstanding customer obligations.

As a result of the facts described above, we believe that the integrity of the markets and the interests of investors would be served by permitting the Firm to provide the information required by Exchange Act Rule 17a-5(b)(1) at the time that it files its FOCUS Report for the period ending April 30, 2004. We appreciate your time and attention to this matter.

Very truly yours,

Stephanie G. Senzer

Stephanie G. Senzer
kv

SGS:kv

cc: Irfan Gilani, Staff Supervisor, NASD, New York District Office
Balis Lewittes & Coleman, Inc.

LEHMAN & EILEN

LLP

ATTORNEYS AT LAW
SUITE 505
50 CHARLES LINDBERGH BOULEVARD
UNIONDALE, NEW YORK 11553-3612
www.lehmaneilen.com

TEL: (516) 222-0888
FAX: (516) 222-0948

BOB E. LEHMAN
HOWARD S. EILEN
HANK GRACIN

WRITER'S E-MAIL ADDRESS:

PHILIP H. BECKER
COUNSEL

SCOTT D. STECHMAN
STEVEN J. PAPPAS
STEPHANIE G. SENZER
CARA A. BAUGH

ssenzer@lehmaneilen.com

FACSIMILE TRANSMITTAL

TO: David Hwa

FROM: Stephanie G. Senzer, Esq.

RE: Balis Lewittes & Coleman, Inc.

DATE: April 27, 2004

PAGES: 3 (including this cover page)

RECIPIENT'S TELEPHONE NO. (202) 942-0147

RECIPIENT'S FACSIMILE NO. (202) 942-9553 #11550

MESSAGE OR REMARKS: As discussed, attached is a duplicate of the letter which was faxed and sent by overnight mail to Thomas McGowan on April 13, 2004.

PLEASE CALL (516) 222-0888 IF THERE ARE ANY PROBLEMS IN THE TRANSMISSION OF THIS DOCUMENT.

LEHMAN & EILEN
LLP
ATTORNEYS AT LAW
SUITE 505
50 CHARLES LINDBERGH BOULEVARD
UNIONDALE, NEW YORK 11553-3612
www.lehmaneilen.com
TEL: (516) 222-0888
FAX: (516) 222-0948

BOB E. LEHMAN
HOWARD S. EILEN
HANK GRACIN

WRITER'S E-MAIL ADDRESS:

PHILIP H. BECKER
COUNSEL

SCOTT D. STECHMAN
STEVEN J. PAPPAS
STEPHANIE G. SENZER
CARA A. BAUGH

ssenzer@lehmaneilen.com

FACSIMILE TRANSMITTAL

TO: David Hwa

FROM: Stephanie G. Senzer, Esq.

RE: Balis Lewittes & Coleman, Inc.

DATE: May 4, 2004

PAGES: 3 (including this cover page)

RECIPIENT'S TELEPHONE NO. (202) 942-0147

RECIPIENT'S FACSIMILE NO. (202) 942-9553 #11550

MESSAGE OR REMARKS: As requested, please see attached.

PLEASE CALL (516) 222-0888 IF THERE ARE ANY PROBLEMS IN THE TRANSMISSION OF THIS DOCUMENT.

LEHMAN & EILEN

LLP

ATTORNEYS AT LAW
SUITE 505
50 CHARLES LINDBERGH BOULEVARD
UNIONDALE, NEW YORK 11553-3612
www.lehmaneilen.com

TEL: (516) 222-0888
FAX: (516) 222-0948

BOB E. LEHMAN
HOWARD S. EILEN
HANK GRACIN

WRITER'S E-MAIL ADDRESS:

ssenzer@lehmaneilen.com

PHILIP H. BECKER
COUNSEL

SCOTT D. STECHMAN
STEVEN J. PAPPAS
STEPHANIE G. SENZER
CARA A. BAUGH

May 4, 2004

BY FACSIMILE AND OVERNIGHT MAIL

Thomas McGowan, Esq.
Assistant Director
Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street
Washington DC 20549

Re: ***Balis Lewittes & Coleman, Inc.***
SEC File No. 8-46098
CRD No. 33345

Dear Mr. McGowan:

As you know, this office represents Balis Lewittes & Coleman, Inc. ("BLC" or the "Firm"), a broker-dealer registered with the Commission pursuant to Section 15(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). At the close of business on April 13, 2004 BLC filed a Form BDW to terminate its registration with the Commission, the various states in which it was registered as a broker-dealer and to withdraw as a member organization of the National Association of Securities Dealers ("NASD"). On that date, the Firm also terminated its registration as an investment adviser with the Commission.

We have been consulting with David Hwa, Esq. of your staff in connection with our request for an extension of the time within which BLC would be required to file the information required by Rule 17a-5(b)(1) under the 1934 Act. Mr. Hwa has asked that we provide your office with certain additional information needed to complete your review and processing of this matter. In response to Mr. Hwa's requests, please be advised as follows:

1. We have been advised by the principals of BLC that they anticipate filing the Firm's final FOCUS Report by June 1, 2004. Please note that BLC's comptroller unexpectedly resigned late yesterday and the Firm must now hire a replacement to

assist with the preparation of this final filing. The Firm's principals do not anticipated any delay in making this filing by June 1, 2004. However, given the developments of late yesterday, in the event any unexpected issues arise which would delay the filing beyond this date, we will immediately notify you of the same, and request an additional filing extension at such time.

2. We have been advised by the principals of BLC that it is currently in net capital compliance pursuant to the applicable provisions of Rule 15c3-1 under the 1934 Act.

3. The Firm is exempt from the requirements of Rule 15c3-3 under the 1934 Act pursuant to subparagraph (k)(2)(ii) thereunder, inasmuch as it had operated as a fully-disclosed introducing broker-dealer pursuant to a clearing arrangement with Bear, Stearns Securities Corp.

4. We have been advised by the Firm's principals that BLC is currently in compliance with all applicable financial and record keeping requirements under the 1934 Act, including, without limitation, Rules 17a-3, 17a-4 and 17a-5 thereunder as well as other applicable rules and regulations of those self-regulatory organizations to which it is subject.

Please do not hesitate to call me in the event you require any additional information to complete your review of this matter. I can be reached at (516) 222-0888. In my absence, please ask for Bob E. Lehman, Esq. at the same telephone number.

Thank you for your prompt attention to this matter.

Very truly yours,

Stephanie G. Senzer

SGS:kv

cc: VIA FACSIMILE AND OVERNIGHT DELIVERY
Mr. Irfan Gilani, Staff Supervisor, NASD, New York District Office
Balis Lewittes & Coleman, Inc.